Exhibit 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

as of December 31, 2015 and 2014 and for the Three Years Ended December 31, 2015

MARINA DISTRICT DEVELOPMENT COMPANY, LLC AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF MARINA DISTRICT DEVELOPMENT HOLDING CO., LLC)
INDEX TO FINANCIAL STATEMENTS

Unless otherwise indicated, all historical financial information in these financial statements is information regarding Marina District Development Company, LLC, a New Jersey limited liability company (“MDDC”), the parent of Marina District Finance Company, Inc., a New Jersey corporation (“MDFC”). Unless otherwise indicated or required by the context, the terms “we,” “our,” “us” and the “Company” refer to MDDC and MDFC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Managers and Member of
Marina District Development Company, LLC and Subsidiary:

We have audited the accompanying consolidated financial statements of Marina District Development Company, LLC, a New Jersey limited liability company and its subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in member equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marina District Development Company, LLC and its subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Parsippany, NJ
February 25, 2016

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED BALANCE SHEETS
______________________________________________________________________________________________________

	December 31,
(In thousands)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$44,134	$36,054
Restricted cash	6,510	5,676
Accounts receivable, net	34,961	32,839
Inventories	4,618	4,455
Prepaid expenses and other current assets	7,712	17,895
Deferred income taxes	—	3,378
Total current assets	97,935	100,297
Property and equipment, net	1,149,337	1,173,222
Other assets, net	13,172	14,682
Total assets	$1,260,444	$1,288,201
LIABILITIES AND MEMBER EQUITY
Current liabilities
Current maturities of long-term debt	$8,000	$3,800
Accounts payable	3,540	5,674
Other current tax liabilities	53	3,573
Income taxes payable, net	3,638	4,143
Accrued liabilities	102,221	104,960
Total current liabilities	117,452	122,150
Long-term debt, net	675,213	733,084
Deferred income taxes	6,813	6,315
Other long-term tax liabilities	—	9,768
Other liabilities	5,281	5,007
Commitments and contingencies (Note 6)
Member equity	455,685	411,877
Total liabilities and member equity	$1,260,444	$1,288,201

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
______________________________________________________________________________________________________

	Year Ended December 31,
(In thousands)	2015	2014	2013
Revenues
Gaming	$728,117	$672,570	$615,734
Food and beverage	144,992	138,396	140,292
Room	122,282	118,308	115,113
Other	41,368	41,174	42,377
Gross revenues	1,036,759	970,448	913,516
Less promotional allowances	232,593	232,237	217,816
Net revenues	804,166	738,211	695,700
Operating costs and expenses
Gaming	276,474	268,187	249,357
Food and beverage	73,424	71,259	71,048
Room	14,379	14,076	12,934
Other	36,825	33,953	34,642
Selling, general and administrative	138,769	132,898	148,780
Maintenance and utilities	60,105	61,740	59,514
Depreciation and amortization	58,047	58,969	60,908
Impairments of assets	—	—	5,032
Other operating items, net	(699)	(1,746)	3,318
Preopening expenses	—	269	4,056
Total operating costs and expenses	657,324	639,605	649,589
Operating income	146,842	98,606	46,111
Other expense
Interest expense, net	59,681	70,758	81,335
Loss on early extinguishments of debt	18,895	740	25,856
Total other expense	78,576	71,498	107,191
Income (loss) before state income taxes	68,266	27,108	(61,080)
State income tax benefit (provision)	3,731	(3,399)	4,503
Net income (loss)	$71,997	$23,709	$(56,577)

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER EQUITY
______________________________________________________________________________________________________

(In thousands)	Capital Contributions	Retained Earnings/ (Accumulated Deficit)	Total Member Equity
Balances, January 1, 2013	$446,700	$(1,955)	$444,745
Net loss	—	(56,577)	(56,577)
Balances, December 31, 2013	446,700	(58,532)	388,168
Net income	—	23,709	23,709
Balances, December 31, 2014	446,700	(34,823)	411,877
Distributions	—	(28,189)	(28,189)
Net income	—	71,997	71,997
Balances, December 31, 2015	$446,700	$8,985	$455,685

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
______________________________________________________________________________________________________

	Year Ended December 31,
(In thousands)	2015	2014	2013
Cash Flows from Operating Activities
Net income (loss)	$71,997	$23,709	$(56,577)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	58,047	58,969	60,908
Gain from insurance recoveries	—	(2,197)	—
Amortization of debt financing costs	2,301	2,614	1,472
Amortization of discounts on long-term debt	2,027	2,308	3,782
Deferred income taxes	3,876	(1,624)	(5,523)
Provision for doubtful accounts	3,317	4,028	2,824
Noncash asset write-downs	—	—	5,212
Loss on early extinguishments of debt	18,895	740	25,857
Other operating activities	457	366	4
Changes in operating assets and liabilities:
Restricted cash	(834)	(5,676)	—
Accounts receivable, net	(5,439)	(3,539)	749
Inventories	(163)	(271)	(320)
Prepaid expenses and other current assets	10,183	(10,652)	(871)
Other assets, net	902	(4,740)	16,560
Accounts payable and accrued liabilities	(5,314)	6,561	3,694
Other current liabilities, net	(3,573)	3,573	—
Income taxes receivable/payable	(452)	5,180	(1,693)
Other long-term tax liabilities	(9,768)	544	(2,228)
Other liabilities	274	(6,092)	2,133
Net cash provided by operating activities	146,733	73,801	55,983
Cash Flows from Investing Activities
Capital expenditures	(33,569)	(18,716)	(22,357)
Insurance proceeds for replacement assets	—	2,197	—
Net cash used in investing activities	(33,569)	(16,519)	(22,357)
Cash Flows from Financing Activities
Borrowings under bank credit facility	624,600	526,100	444,500
Payments under bank credit facility	(600,600)	(552,300)	(424,600)
Proceeds from issuance of 2018 Term Loan	—	—	376,200
Payments on 2018 Term Loan	(106,800)	(32,300)	—
Proceeds from issuance of 2023 Term Loan	411,600	—	—
Payments on 2023 Term Loan	(1,050)	—	—
Payments to repurchase senior secured notes 2015	—	—	(398,000)
Payments to repurchase senior secured notes 2018	(393,500)	—	—
Call premium paid	(9,716)	—	(18,209)
Debt financing costs	(1,429)	(255)	(10,115)
Distributions to Members	(28,189)	—	—
Net cash used in financing activities	(105,084)	(58,755)	(30,224)
Increase (decrease) in cash and cash equivalents	8,080	(1,473)	3,402
Cash and cash equivalents, beginning of period	36,054	37,527	34,125
Cash and cash equivalents, end of period	$44,134	$36,054	$37,527

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$69,581	$66,466	$82,914
Cash paid (received) for income taxes, net	6,185	(1,029)	1,695
Supplemental Disclosure of Non-Cash Investing Activities
Payables for capital expenditures	$495	$54	$—
The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
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NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Marina District Development Company LLC, a New Jersey limited liability company ("MDDC"), is the parent of Marina District Finance Company, Inc., a New Jersey corporation ("MDFC"). MDFC is a 100% owned finance subsidiary of MDDC, which has fully and unconditionally guaranteed MDFC's securities. Unless otherwise indicated or required by the context, the terms "we," "our," "us" and the "Company" refer to MDDC and MDFC.

MDDC was incorporated in July 1998 and has been operating since July 3, 2003. MDFC was incorporated in 2000 and has been a wholly-owned subsidiary of MDDC since its inception. We developed, own and operate Borgata Hotel Casino and Spa, including The Water Club at Borgata (collectively, "Borgata"). Borgata is located on a 45.6-acre site at Renaissance Pointe in Atlantic City, New Jersey. Borgata is an upscale destination resort and gaming entertainment property.

Borgata was developed as a joint venture between Boyd Atlantic City, Inc. ("BAC"), a wholly owned subsidiary of Boyd Gaming Corporation ("Boyd"), and MAC, Corp. ("MAC"), a second tier, wholly owned subsidiary of MGM Resorts International ("MGM"). The joint venture operates pursuant to an operating agreement between BAC and MAC (the "Operating Agreement"), in which BAC and MAC each hold a 50% interest in Marina District Development Holding Co., LLC, MDDC's parent holding company ("MDDHC").

As managing member of MDDHC pursuant to the terms of the Operating Agreement, BAC, through MDDHC, has responsibility for the oversight and management of our day-to-day operations. We do not presently record a management fee to BAC, as our management team performs these services directly or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by us and are reflected in our consolidated financial statements. Boyd, the parent of BAC, is a diversified operator of 21 wholly owned gaming entertainment properties. Headquartered in Las Vegas, Nevada, Boyd has other gaming operations in Nevada, Illinois, Indiana, Iowa, Kansas, Louisiana and Mississippi.

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of MDDC and MDFC.

All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase, and are on deposit with high credit quality financial institutions. The carrying values of these instruments approximate their fair values due to their short maturities.

Restricted Cash
Restricted cash consists primarily of advance payments related to amounts restricted by regulation for online gaming purposes. These restricted cash balances are held by high credit quality financial institutions. The carrying value of these instruments approximates their fair value due to their short maturities.

Accounts Receivable, net
Accounts receivable consist primarily of casino, hotel and other receivables. Accounts receivable are typically non-interest-bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce our receivables to their estimated realizable amount. The allowance is estimated based on specific review of customer accounts and management's historical collection experience as well as current economic and business conditions. As a result, the net carrying value approximates fair value.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
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The activity comprising our allowance for doubtful accounts is as follows:

	Year Ended December 31,
(In thousands)	2015	2014	2013
Beginning balance, January 1	$21,492	$20,996	$22,356
Additions	3,317	4,028	2,824
Deductions	(5,268)	(3,532)	(4,184)
Ending balance, December 31	$19,541	$21,492	$20,996

Management does not believe that any significant concentration of credit risk existed at December 31, 2015.

Inventories
Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment, net
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, over the shorter of the asset's useful life or term of the lease.

The estimated useful lives of our major components of property and equipment are:

Building and improvements	10 to 40 years
Furniture and equipment	3 to 7 years

Gains or losses on disposals of assets are recognized as incurred using the specific identification method. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For an asset that is to be disposed of, we recognize the asset at the lower of carrying value or fair market value, less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For a long-lived asset to be held and used, we review the asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. If an asset is under development, future cash flows include remaining construction costs. All resulting recognized impairment charges are recorded as operating expenses.

No property and equipment impairment charge was recorded during the years ended December 31, 2015, 2014 and 2013.

Capitalized Interest
Interest costs, primarily associated with our expansion projects, are capitalized as part of the cost of our constructed assets. Interest costs, which include commitment fees, letter of credit fees and the amortized portion of deferred financing fees, discounts and origination fees, are capitalized on amounts expended for the respective projects using our weighted-average cost of borrowing. Capitalization of interest will cease when the respective project, or discernible portions of the projects, are substantially complete. We amortize capitalized interest over the estimated useful life of the related asset. No interest was capitalized during the years ended December 31, 2015, 2014 and 2013.

CRDA Investments
Pursuant to the New Jersey Casino Control Act ("Casino Control Act"), as a casino licensee, we are assessed an amount equal to 1.25% of our land-based gross gaming revenues in order to fund qualified investments. This assessment is made in lieu of an Investment Alternative Tax ("IAT") equal to 2.5% of land-based gross gaming revenues. The Casino Control Act also provides for an assessment of licensees equal to 2.5% of online gross gaming revenues, which is made in lieu of an IAT equal to 5.0% of online

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

gross gaming revenues. Once our funds are deposited with the New Jersey Casino Reinvestment Development Authority ("CRDA"), qualified investments may be satisfied by: (i) the purchase of bonds issued by the CRDA at below market rates of interest; (ii) direct investment in CRDA-approved projects; or (iii) a donation of funds to projects as determined by the CRDA. According to the Casino Control Act, funds on deposit with the CRDA are invested by the CRDA and the resulting income is shared two-thirds to the casino licensee and one-third to the CRDA. Further, the Casino Control Act requires that CRDA bonds be issued at statutory rates established at two-thirds of market value.

We are required to make quarterly deposits with the CRDA to satisfy our investment obligations. At the date the obligation arises, we record charges to expense (i) pursuant to the respective underlying agreements for obligations with identified qualified investments and (ii) by applying a one-third valuation reserve to our obligations that are available to fund qualified investments to reflect the anticipated below market return on investment. The one-third valuation reserve is adjusted accordingly, if necessary, based on management's assessment of the ultimate recoverability of the deposit or when a qualified investment is identified.

Loyalty Programs
We have established promotional programs to encourage repeat business from frequent and active customers. Members earn points based on gaming activity, and such points can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods and services. We accrue for earned points expected to be redeemed as a promotional allowance. The accruals are based on estimates and assumptions regarding the mix of restricted free play and complimentary goods and services expected to be redeemed and the costs of providing those benefits. Historical data is used to assist in the determination of the estimated accruals. The points accruals for our loyalty programs are included in accrued liabilities on our consolidated balance sheets.

Long-Term Debt, Net
Long-term debt, net is reported at amortized cost. Any unamortized debt issuance costs, which include legal and other direct costs related to the issuance of our outstanding debt, or discounts granted to the initial purchasers or lenders upon issuance of our debt instruments is recorded as a direct reduction to the face amount of our outstanding debt (see further discussion under Recently Issued Accounting Pronouncements - Accounting Standards Update 2015-03.) The debt issuance costs and discounts are accreted to interest expense using the effective interest method over the contractual term of the underlying debt. In the event that our debt is modified, repurchased or otherwise reduced prior to its original maturity date, we ratably reduce the unamortized debt issuance costs and/or discounts and record a loss on extinguishment of debt.

Self-Insurance Reserves
We are self-insured for general liability costs up to certain amounts and are self-insured up to certain stop loss amounts for employee health coverage. We are currently self-insured with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim, and non-union employee medical case, respectively. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. Management believes the estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Certain of these claims represent obligations to make future payments; and therefore we discount such reserves to an amount representing the present value of the claims which will be paid in the future using a blended rate, which represents the inherent risk and the average payout duration. Self-insurance reserves are included in accrued liabilities on our consolidated balance sheets.

	Year Ended December 31,
(In thousands)	2015	2014	2013
Beginning balance, January 1	$13,585	$11,566	$9,083
Charged to costs and expenses	18,500	20,045	19,780
Payments made	(18,547)	(18,026)	(17,297)
Ending balance, December 31	$13,538	$13,585	$11,566

Revenue Recognition
Gaming revenue represents the net win from gaming activities, which is the aggregate difference between gaming wins and losses. The majority of our gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

complex estimation procedures. Cash discounts and other incentives to customers related to gaming play are recorded as a reduction of gross gaming revenues as promotional allowances.

Room revenue recognition criteria are met at the time of occupancy.

Food and beverage revenue recognition criteria are met at the time of service.

Promotional Allowances
The retail value of accommodations, food and beverage, and other services furnished to guests on a complimentary basis is included in gross revenues and then deducted as promotional allowances. Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned pursuant to our loyalty programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods and services. We record the estimated retail value of these goods and services as revenue and then record a corresponding deduction as promotional allowances.

The amounts included in promotional allowances are as follows:

	Year Ended December 31,
(In thousands)	2015	2014	2013
Rooms	$73,953	$71,551	$71,632
Food and beverage	54,550	51,552	51,542
Other	104,090	109,134	94,642
Total promotional allowances	$232,593	$232,237	$217,816

The estimated costs of providing such promotional allowances are as follows:

	Year Ended December 31,
(In thousands)	2015	2014	2013
Rooms	$22,107	$21,729	$21,440
Food and beverage	43,085	40,894	39,774
Other	11,893	11,579	10,972
Total cost of promotional allowances	$77,085	$74,202	$72,186

Gaming Taxes
We are subject to an annual tax assessment based on gross gaming revenues of 8% on our land-based gross gaming revenues and 15% on our online gross gaming revenues. These gaming taxes are recorded as a gaming expense in the consolidated statements of operations. These taxes were $56.4 million, $51.9 million and $45.4 million during the years ended December 31, 2015, 2014 and 2013, respectively.

Income Taxes
As a single member limited liability company, MDDC is treated as a disregarded entity for federal income tax purposes. As such, it is not subject to federal income tax and its income is treated as earned by its member, MDDHC. MDDHC is treated as a partnership for federal income tax purposes and federal income taxes are the responsibility of its members. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act; therefore, MDDC, considered a casino partnership, is required to record New Jersey state income taxes. In 2004, MDDC was granted permission by the state of New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with the members of its parent, MDDHC. The amounts reflected in the consolidated financial statements are reported as if MDDC was taxed for state purposes on a stand-alone basis; however, MDDC files a consolidated state tax return with the members of MDDHC. Under the terms of the tax sharing agreement between MDDC and the members of its parent, current year tax attributes of the members are utilized prior to MDDC’s separately determined net operating loss carryforward.  The utilization of the current year member tax attributes in 2015 resulted in an income tax payable of $3.6 million that will be remitted to the members of MDDHC under the tax sharing agreement.

The amounts due to these members are a result of each member's respective tax attributes included in the consolidated state tax return. A reconciliation of the components of our stand-alone state income taxes payable (receivable) is presented below:

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

	December 31,
(In thousands)	2015	2014
Amounts payable to members of MDDHC	$3,641	$4,148
Amounts receivable - State	(3)	(5)
Income taxes payable (receivable), net	$3,638	$4,143

Advertising Expense
Direct advertising costs are expensed the first time such advertising appears. Advertising costs are included in selling, general and administrative expenses on the consolidated statements of operations and totaled $18.6 million, $22.9 million and $14.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Preopening Expenses
Certain costs of start-up activities were expensed as incurred. During the years ended December 31, 2014 and 2013, we expensed $0.3 million and $4.1 million, respectively. The preopening expenses incurred during 2014 were related primarily to our internet gaming initiative. There were no preopening expenses incurred in 2015.

Other Operating Items, net
Other operating items, net, generally includes unusual, nonrecurring charges and credits. The net credit of $0.7 million for the year ended December 31, 2015, includes a $1.1 million property tax settlement reimbursement, offset by $0.4 million in asset retirements. The net credit of $1.7 million for the year ended December 31, 2014, includes recoveries resulting from the receipt of insurance proceeds related to the fire that occurred during the construction of The Water Club in 2007 of $2.2 million. Other operating items, net, for the year ended December 31, 2013, totaled $3.3 million, including $2.1 million for self-insurance reserve adjustments related to prior periods.

Concentrations of Credit Risk
Financial instruments that subject the Company to credit risk consist of cash equivalents, accounts receivable and CRDA deposits. The Company's policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits which may at times exceed federally-insured limits.

Concentrations of credit risk, with respect to gaming receivables, are limited through the Company's credit evaluation process. The Company issues markers to approved gaming customers only following credit checks and investigations of creditworthiness.

Certain Risks and Uncertainties
The Company's operations are dependent on its continued licensing by the state gaming commission. The loss of our license could have a material adverse effect on future results of operations. The Company is dependent on geographically local markets for a significant number of its customers and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected. The Company is dependent on the economy of the United States, in general, and any deterioration in the national economic, energy, credit and capital markets could have a material adverse effect on future results of operations.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications
Certain prior period amounts presented in our consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications relate to debt issuance costs being recorded as a direct deduction from the carrying amount of the related debt liability (see further discussion under Recently Issued Accounting Pronouncements - Accounting Standards Update 2015-03). This reclassification reduced our total assets and total liabilities as previously reported in our consolidated balance sheet as of December 31, 2014, by $8.4 million.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

Recently Issued Accounting Pronouncements
Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes ("Update 2015-17")
In November 2015, the Financial Accounting Standards Board ("FASB") issued Update 2015-17 which requires that deferred tax liabilities and assets be presented in the balance sheet as noncurrent. The standard is effective for financial statements issued for annual periods and interim periods within those annual periods beginning after December 15, 2016 and early adoption is permitted. The Company adopted this change in accounting principle during the fourth quarter 2015 prospectively to all deferred tax liabilities and assets. The deferred tax liabilities and assets in prior periods were not retrospectively adjusted. The Company determined that the impact of the new standard on its consolidated financial statements was not material.

Accounting Standards Update 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("Update 2015-16")
In September 2015, the FASB issued Update 2015-16, which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer must record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Update 2015-16 further requires an entity to present separately on the face of the income statement or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The impact of the new standard will depend on any future events whereby we have any business combinations and any adjustments to the provisional amounts identified during the measurement period are recorded.

Accounting Standards Update 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ("Update 2015-15")
In August 2015, the FASB issued Update 2015-15, which further clarifies the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements. Debt issuance costs related to line-of-credit arrangements can either be recorded as a direct deduction from the carrying amount of the related debt liability, consistent with debt discounts, or can be recorded as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company has elected to record debt issuance costs related to line-of-credit arrangements as a direct deduction from the carrying amount of the related debt liability, consistent with the treatment of all other debt issuance costs with the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (“Update 2015-03”) in the fourth quarter 2015 . See further discussion under Update 2015-03 of the impact of the adoption of Update 2015-15 and Update 2015-03 below.

Accounting Standards Update 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date ("Update 2015-14")
In August 2015, the FASB issued Update 2015-14, which defers the implementation of Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("Update 2014-09") for one year from the initial effective date. The initial effective date of Update 2014-09 was for annual reporting periods beginning after December 15, 2016, and early adoption was not permitted. Update 2015-14 extends the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the adoption of Update 2015-14 and 2014-09 to the consolidated financial statements.

Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory ("Update 2015-11")
In July 2015, the FASB issued Update 2015-11, which provides guidance on inventory measurement. Inventory, excluding inventory that is measured using last-in, first-out or the retail inventory method, should be measured at the lower of cost and net realizable value. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. The Company determined that the impact of the new standard on its consolidated financial statements will not be material.

Accounting Standards Update 2015-08, Business Combinations ("Update 2015-08")
In May 2015, the FASB issued Update 2015-08, which provides updates to guidance related to pushdown accounting and is effective immediately. The impact of the new standard will depend on any future events whereby we obtain control of an entity and elect to apply pushdown accounting.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

Accounting Standards Update 2015-05, Customers Accounting for Fees Paid in a Cloud Computing Arrangement ("Update 2015-05")
In April 2015, the FASB issued Update 2015-05, which provides guidance on a customer's accounting for cloud computing costs. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, and early adoption is permitted. The Company determined that the impact of the new standard on its consolidated financial statements will not be material.

Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs ("Update 2015-03")
In April 2015, the FASB issued Update 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, consistent with debt discounts. The Company adopted Update 2015-03, including the election under Update 2015-15, in the fourth quarter 2015 and as a result has reclassified debt financing costs, net, of $8.4 million as of December 31, 2014 from an asset to a reduction of long-term debt, net of current maturities and debt issuance costs on the consolidated balance sheet. See additional disclosure of such amounts in Note 4, Long-Term Debt.

Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis ("Update 2015-02")
In February 2015, the FASB issued Update 2015-02, which amends the consolidation requirements in Accounting Standards Codification 810 and changes the consolidation analysis required under GAAP. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The Company determined that the impact of the new standard on its consolidated financial statements will not be material.

Accounting Standards Update 2015-01, Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items ("Update 2015-01")
In January 2015, the FASB issued Update 2015-01, which eliminated from GAAP the concept of an extraordinary item. An extraordinary item is an event or transaction that is both (1) unusual in nature and (2) infrequently occurring. Under Update 2015-01, an entity will no longer (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The Company determined that the impact of the new standard on its consolidated financial statements will not be material.

Accounting Standards Update 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern ("Update 2014-15")
In August 2014, the FASB issued Update 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. The Company determined that the impact of the new standard on its consolidated financial statements will not be material.

Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("Update 2014-09")
In May 2014, the FASB issued Update 2014-09, which outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The pronouncement is effective, as amended in Updated 2015-14, for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is evaluating the impact of the adoption of Update 2014-09 to the consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently being studied by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

NOTE 2.    PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consists of the following:

	December 31,
(In thousands)	2015	2014
Land	$87,301	$87,301
Buildings and improvements	1,431,472	1,420,467
Furniture and equipment	315,584	321,459
Construction in progress	16,700	9,569
Total property and equipment	1,851,057	1,838,796
Less accumulated depreciation	701,720	665,574
Property and equipment, net	$1,149,337	$1,173,222

Construction in progress presented in the table above primarily relates to costs capitalized in conjunction with major improvements that have not yet been placed into service, and accordingly, such costs are not currently being depreciated.

Depreciation expense was $57.4 million, $58.5 million and $60.0 million during the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 3.    ACCRUED LIABILITIES
Accrued liabilities consist of the following:

	December 31,
(In thousands)	2015	2014
Payroll and related	$24,134	$22,546
Interest	975	15,205
Gaming liabilities	29,680	25,463
Player loyalty program liabilities	5,184	4,963
General liability claims	11,375	11,212
Other accruals	30,873	25,571
Total accrued liabilities	$102,221	$104,960

NOTE 4.    LONG-TERM DEBT
Long-term debt, net of current maturities, consists of the following:

		December 31, 2015
(In thousands)	Interest Rates at Dec. 31, 2015	Outstanding Principal	Unamortized Discount	Unamortized Origination Fees and Costs	Long-Term Debt, Net
Bank Credit Facility	3.63%	$37,700	$—	$(1,358)	$36,342
2018 Term Loan	6.50%	240,900	(1,355)	(2,644)	236,901
2023 Term Loan	6.50%	418,950	(7,982)	(998)	409,970
		697,550	(9,337)	(5,000)	683,213
Less current maturities		8,000	—	—	8,000
Long-term debt, net		$689,550	$(9,337)	$(5,000)	$675,213

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

		December 31, 2014
(In thousands)	Interest Rates at Dec. 31, 2014	Outstanding Principal	Unamortized Discount	Unamortized Origination Fees and Costs	Long-Term Debt, Net
Bank Credit Facility	4.10%	$13,700	$—	$(1,815)	$11,885
2018 Term Loan	6.75%	347,700	(2,701)	(5,271)	339,728
9.875% Senior Secured Notes due 2018	9.88%	393,500	(1,488)	(6,741)	385,271
		754,900	(4,189)	(13,827)	736,884
Less current maturities		3,800	—	—	3,800
Long-term debt, net		$751,100	$(4,189)	$(13,827)	$733,084

Bank Credit Facility
Significant Terms
On July 24, 2013, MDFC entered into an Amended and Restated Credit Agreement (the "Bank Credit Facility") with MDDC, certain financial institutions, and Wells Fargo Bank, National Association, as administrative agent, letter of credit issuer and swing line lender. The Bank Credit Facility provides for a $70 million senior secured revolving credit facility including a $15.0 million swing loan sublimit (the "Revolving Credit Facility") which matures in February 2018 (or earlier upon the occurrence or non-occurrence of certain events). No such events have occurred as of December 31, 2015.

The Bank Credit Facility includes an accordion feature which permits an increase in the Revolving Credit Facility in an amount not to exceed $15 million. We exercised this feature in fourth quarter 2014 to increase our Revolving Credit Facility by $10 million.

Amounts Outstanding
The outstanding principal amounts under the Revolving Credit Facility are comprised of the following:

	December 31,
(In thousands)	2015	2014
Revolving Credit Facility	$22,800	$5,000
Swing Loan	14,900	8,700
Total outstanding principal amounts under the Revolving Credit Facility	$37,700	$13,700

At December 31, 2015, after consideration of $6.0 million allocated to support letters of credit, remaining contractual availability under the Revolving Credit Facility was $26.3 million.

Interest and Fees
Outstanding borrowings under the Revolving Credit Facility, including those borrowings under the swing loan, accrue interest at the option of MDFC, at a rate based upon either: (i) the highest of (a) the agent bank's quoted prime rate, (b) the one-month Eurodollar rate plus 1.00%, and (c) the daily federal funds rate plus 0.50%, or (ii) the Eurodollar rate, plus with respect to each of clause (i) and (ii), an applicable margin as specified in the Revolving Credit Facility. In addition, a commitment fee is incurred on the unused portion of the Revolving Credit Facility ranging from 0.50% per annum to 0.75% per annum.

Guarantees and Collateral
The Revolving Credit Facility is guaranteed on a senior secured basis by MDDC and any future subsidiaries of MDDC and is secured by a first priority lien on substantially all of the assets of MDFC, MDDC and any future subsidiaries of MDDC, subject to certain exceptions. The obligations under the Revolving Credit Facility will have priority in payment to the payment of all other debt currently outstanding at MDFC. Neither BAC, its parent, its affiliates, nor MAC are guarantors of the Bank Credit Facility.

Financial and Other Covenants
The Revolving Credit Facility contains customary affirmative and negative covenants, including but not limited to, (i) establishing a minimum Consolidated EBITDA (as defined in the Revolving Credit Facility) of $110 million over each trailing twelve-month period ending on the last day of each calendar quarter; (ii) imposing limitations on MDFC's and MDDC's ability to incur additional debt, create liens, enter into transactions with affiliates, merge or consolidate, and engage in unrelated business activities; and (iii)

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

imposing restrictions on MDDC's ability to make restricted payments, other than those allowed by the Bank Credit Facility ("Restricted Payments"). Restricted Payments primarily include (i) the Tax Amount (as defined in the Bank Credit Facility), so long as we remain a pass-through entity for United States federal income tax purposes, and (ii) cash dividends to the extent no event of default would be caused, financial covenants would not be exceeded or be outside of applicable ratios.

Debt Financing Costs
In conjunction with the Bank Credit Facility and the amendment thereto, during the years ended December 31, 2015, 2014 and 2013, we incurred incremental debt financing costs of $1.4 million, $0.3 million and $10.1 million, respectively, which have been deferred and are being accreted to interest expense over the term of the Bank Credit Facility using the effective interest method.

2018 Term Loan
On December 16, 2013, MDFC entered into a Lender Joint Agreement (the "2018 Term Loan"), among MDDC, Wells Fargo Bank, National Association, as administrative agent, and Deutsche Bank AG New York Branch, as incremental term lender. The 2018 Term Loan increased the term commitments under the Revolving Credit Facility by an aggregate amount of $380.0 million. The 2018 Term Loan was fully funded on December 16, 2013, and proceeds were used to repay MDFC’s outstanding 9.5% Senior Secured Notes Due 2015 ("2015 Notes").

The interest rate per annum applicable to the 2018 Term Loan is either (a) the Effective Eurodollar Rate (the greater of the Eurodollar Rate in effect for such interest period and 1.00%) plus the Term Loan Applicable Rate (ranging from 5.50% to 5.75%) if and to the extent the 2018 Term Loan is a Eurodollar Rate Loan under the Revolving Credit Facility, or (b) the Base Rate (highest of prime commercial lending rate, Effective Eurodollar Rate for one month plus 1.00%, or Federal Funds Rate plus 0.50%) plus the Term Loan Applicable Rate (ranging from 4.50% to 4.75%) if and to the extent the 2018 Term Loan is a Base Rate Loan under the Revolving Credit Facility. The 2018 Term Loan was issued with 1.00% of original issue discount.

The 2018 Term Loan has yield protection in the event that the effective yield for any term facility under the Bank Credit Facility (other than an incremental term loan) is higher than the effective yield for the 2018 Term Loan by more than 50 basis points, in which case the interest rates referred to above shall be increased to the extent necessary so that the effective yield for the 2018 Term Loan is equal to the effective yield for such other term facility minus 50 basis points.

The 2018 Term Loan requires fixed quarterly amortization of principal equal to 0.25% of the original principal amount. The remaining outstanding principal amount of the 2018 Term Loan is required to be paid on August 15, 2018. We made prepayments of $106.8 million and $32.3 million of the 2018 Term Loan during the years ended December 31, 2015 and 2014, respectively, and recognized losses on early extinguishments of debt of $2.2 million and $0.7 million, respectively, related to the prepayments.

The original issue discount and origination fees have been recorded as offsets to the principal amount of the 2018 Term Loan and are being accreted to interest expense over the term of the loan using the effective interest method. At December 31, 2015, the effective interest rate on the 2018 Term Loan was 6.73%.

2023 Term Loan
On July 16, 2015, MDFC entered into a Lender Joinder Agreement and Refinancing Amendment (the “Joinder Agreement”) among MDFC, MDDC, Wells Fargo Bank, National Association, as Administrative Agent, and the lenders party thereto. The Joinder Agreement increased the Term Commitments under the Bank Credit Facility; capitalized terms used and not defined herein or in the Joinder Agreement shall have the meanings given to such terms in the Bank Credit Facility) among MDFC, MDDC, various lenders ("Incremental Term Lenders") and Wells Fargo Bank, National Association, as administrative agent, letter of credit issuer and swing line lender, by an aggregate amount of $650 million (the “2023 Term Loan”).

Drawings of the 2023 Term Loan can be funded in multiple drawings. An initial draw of $420 million was funded on August 17, 2015 and used to redeem the 2018 Notes. The remaining $230 million can be drawn down at any time on or before the one year anniversary of the 2023 Term Loan.

The interest rate per annum applicable to the 2023 Term Loan is (a) the Effective Eurodollar Rate (defined below) plus the Term Loan Applicable Rate (defined below) if and to the extent the 2023 Term Loan is a Eurodollar Rate Loan under the Bank Credit Facility and (b) the Base Rate plus the Term Loan Applicable Rate if and to the extent the 2023 Term Loan is a Base Rate Loan under the Bank Credit Facility. “Effective Eurodollar Rate” means, for any interest period, the greater of (x) the Eurodollar Rate in effect for such interest period and (y) 1.00%. “Term Loan Applicable Rate” means (x) in the case of a Eurodollar Rate Loan, (i) at any time that the Total Leverage Ratio is equal to or greater than 4.50 to 1.0, 6.00%, (ii) at any time that the Total Leverage

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

Ratio is equal to or greater than 3.50 to 1.0 but less than 4.50 to 1.0, 5.75%, (iii) at any time that the Total Leverage Ratio is equal to or greater than 3.00 to 1.0 but less than 3.50 to 1.0, 5.50%, (iv) at any time that the Total Leverage Ratio is equal to or greater than 2.50 to 1.0 but less than 3.00 to 1.0, 5.25%, and (v) at any time that the Total Leverage Ratio is less than 2.50 to 1.0, 5.00%, and (y) in the case of Base Rate Loans, (i) at any time that the Total Leverage Ratio is equal to or greater than 4.50 to 1.0, 5.00%, (ii) at any time that the Total Leverage Ratio is equal to or greater than 3.50 to 1.0 but less than 4.50 to 1.0, 4.75%, (iii) at any time that the Total Leverage Ratio is equal to or greater than 3.00 to 1.0 but less than 3.50 to 1.0, 4.50%, (iv) at any time that the Total Leverage Ratio is equal to or greater than 2.50 to 1.0 but less than 3.00 to 1.0, 4.25%, and (v) at any time that the Total Leverage Ratio is less than 2.50 to 1.0, 4.00%.

The 2023 Term Loan has yield protection in the event that the effective yield for any term facility under the Bank Credit Facility (other than an incremental term loan) is higher than the effective yield for the 2023 Term Loan by more than 50 basis points, in which case the interest rates referred to above shall be increased to the extent necessary so that the effective yield for the 2023 Term Loan is equal to the effective yield for such other term facility minus 50 basis points.

The 2023 Term Lender has the benefit of the covenants currently set forth in the Bank Credit Facility. The Joinder Agreement added a covenant that limits the capital expenditures of MDDC, MDFC, and their subsidiaries to $40 million in any fiscal year (and up to $10 million of any such amount not utilized in any fiscal year may be carried over for expenditure in the following fiscal year (but not any fiscal years thereafter)). The Joinder Agreement also added a covenant that limits payment of dividends or distributions with respect to equity interests issued by MDDC (or any of its subsidiaries including MDFC) (including by repurchase, redemption, sinking fund or other retirement) or payment or prepayment of subordinated debt (including by redemption, purchase or defeasance) to the amount of Excess Cash Flow not required to be used to prepay the Term Loans under the Bank Credit Facility and then only if the Total Leverage Ratio is less than levels set forth in the Joinder Agreement.

MDFC is required to make repayments on or before the last business day of each fiscal quarter of MDFC commencing with the fiscal quarter ending December 31, 2015 in an amount equal to 0.25% of the original principal amount of the 2023 Term Loan. MDFC is required to repay the remaining outstanding principal amount of the 2023 Term Loan on July 16, 2023. We made a prepayment of $1.0 million of the 2023 Term Loan during the year ended December 31, 2015 and recognized a loss on early extinguishment of debt of less than $0.1 million related to the prepayment.

In addition to the mandatory repayments, following repayment in full of the 2018 Term Loan, MDFC is required to prepay the 2023 Term Loan (a) based on a certain percentage of Excess Cash Flow and (b) with proceeds received in connection with any cash settlement of any disputed property tax assessment if the Total Leverage Ratio was greater than 3.00 to 1.00 as of the most recently ended fiscal quarter of MDDC prior to the date such proceeds were received.

With some exceptions, in the event of a full or partial prepayment due to refinancing of the 2023 Term Loan prior to the third anniversary of the Incremental Term Facility Effective Date, such prepayment will include a premium in an amount equal to (a) 4.00% of the principal amount so prepaid, in the case of any such prepayment on or prior to the first anniversary of the Incremental Term Facility Effective Date, (b) 2.00% of the principal amount so prepaid, in the case of any such prepayment after the first anniversary of the Incremental Term Facility Effective Date but on or prior to the second anniversary of the Incremental Term Facility Effective Date and (c) 1.00% of the principal amount so prepaid, in the case of any such prepayment after the second anniversary of the Incremental Term Facility Effective Date but on or prior to the third anniversary of the Incremental Term Facility Effective Date.

The original issue discount and origination fees have been recorded as offsets to the principal amount of the 2023 Term Loan and are being accreted to interest expense over the term of the loan using the effective interest method. At December 31, 2015, the effective interest rate on the 2023 Term Loan was 6.77%.

Redemption of 9.875% Senior Secured Notes Due 2018
On August 17, 2015, the Company redeemed all of the remaining, outstanding 9.875% Senior Secured Notes due 2018 (the “2018 Notes”) at a redemption price of 102.469% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. The redemption resulted in a loss on early extinguishment of debt of $16.7 million, comprised of the $9.7 million premium paid at redemption, plus the write-off of approximately $7.0 million of unamortized deferred finance charges.

As a result of this redemption, the 2018 Notes have been fully extinguished.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

Loss on Early Extinguishments of Debt
In addition to the early extinguishments noted above, during the year ended December 31, 2013, we recognized a $25.3 million loss on early extinguishments of debt related to the repurchase and retirement of our 2015 Notes, and a $0.5 million loss due to the early extinguishments of a prior bank credit facility.

Covenant Compliance
As of December 31, 2015, we believe that we were in compliance with the financial and other covenants of our debt instruments.

Scheduled Maturities of Long-Term Debt
The scheduled maturities of long-term debt, as discussed above, are as follows:

For the Year Ending December 31,	(In thousands)
2016	$8,000
2017	8,000
2018	275,200
2019	4,200
2020	4,200
Thereafter	397,950
Total outstanding principal of long-term debt	$697,550

NOTE 5.    INCOME TAXES
(Provision for) Benefit from State Income Taxes
A summary of the (provision for) benefit from state income taxes is as follows:

	December 31,
(In thousands)	2015	2014	2013
State
Current	$(3,531)	$(4,152)	$(2)
Deferred	7,262	753	4,505
Benefit from (provision for) state income taxes	$3,731	$(3,399)	$4,503

The following table provides a reconciliation between the state statutory rate and the effective income tax rate where both are expressed as a percentage of income:

	December 31,
	2015	2014	2013
Tax provision at state statutory rate	9.0%	9.0%	9.0%
Accrued interest on uncertain tax benefits	(8.4)	3.2	(1.5)
Uncertain tax benefits	(6.3)	—	—
Other, net	0.2	0.3	(0.1)
Effective state tax rate	(5.5)%	12.5%	7.4%

Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are provided to record the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

The components comprising the Company's net deferred state tax liability are as follows:

	December 31,
(In thousands)	2015	2014
Deferred state tax assets
Net operating loss carryforward	$2,859	$3,037
Reserve for employee benefits	1,599	1,454
Accrued gaming taxes	1,494	442
Provision for doubtful accounts	1,315	1,490
Accrued expenses	1,145	1,031
Other	247	842
Gross deferred state tax assets	8,659	8,296

Deferred state tax liabilities
Difference between book and tax basis of property	14,448	10,215
Prepaid services and supplies	871	825
Other	153	193
Gross deferred state tax liabilities	15,472	11,233
Net deferred state tax liabilities	$6,813	$2,937

At December 31, 2015, we have a state income tax net operating loss of approximately $31.7 million which may be carried forward or used until expiration beginning in 2032.

The items comprising our deferred state income taxes as presented on our consolidated balance sheets are as follows:

	Year Ended December 31,
(In thousands)	2015	2014
Non-current deferred income tax liability	$6,813	$6,315
Current deferred income tax asset	—	(3,378)
Net deferred state tax liability	$6,813	$2,937

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Joint Venture and Tax Sharing Agreements between BAC and MAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

Accounting for Uncertain Tax Positions
The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Accounting guidance, which is applicable to all income tax positions, provides direction on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
(In thousands)	2015	2014	2013
Unrecognized tax benefit, January 1	$6,217	$6,221	$6,225
Additions based on tax positions related to current year	—	1	1
Additions based on tax positions related to prior years	—	—	—
Reductions based on tax positions settled with taxing authorities	—	—	—
Reductions based on tax positions related to prior years	(6,217)	(5)	(5)
Unrecognized tax benefit, December 31	$—	$6,217	$6,221

In 2015, as a result of the settlement of our New Jersey state income tax audit for the tax years ended December 31, 2003 through December 31, 2009, we reduced our unrecognized tax benefits by $6.2 million, of which $6.0 million impacted our effective tax rate. We recognize interest related to unrecognized tax benefits in our income tax provision. During the year ended December 31, 2015, we recognized an interest benefit of $3.6 million in our tax provision. We do not have an accrual for interest or penalties as of December 31, 2015, as we reduced our unrecognized tax benefits to zero in the current year. We do not anticipate any changes in unrecognized tax benefits over the next 12 month period.

Status of Examinations
We are subject to state taxation in New Jersey and our state tax returns are subject to examination for tax years ended on or after December 31, 2010. The statute of limitations for all remaining New Jersey income tax returns will expire over the period October 2016 through October 2020. As we are a partnership for federal income tax purposes, we are not subject to federal income tax.

During 2015, we settled our New Jersey state income tax audit for the tax years ended December 31, 2003 through December 31, 2009. Additionally, in 2015, we received Joint committee on Taxation (“Joint Committee”) approval of our 2005-2009 IRS appeals settlement reached in August 2013. During 2013, we settled our federal income tax audit related to tax returns filed for the years ended December 31, 2003 and December 31, 2004; and effectively settled a portion of our federal income tax audit for returns filed in 2005 through 2009. Adjustments related to our federal examination affect the members of MDDHC, as we are not subject to federal income tax. The audit adjustments relate primarily to the appropriate class lives of certain depreciable assets.

NOTE 6.    COMMITMENTS AND CONTINGENCIES
Commitments
Utility Contract
In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company, extending the end of the terms to 20 years from the opening of The Water Club. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.7 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate, which is estimated at approximately $1.7 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax
The New Jersey state law provides, among other things, for an assessment of licensees equal to 1.25% of land-based gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of land-based gross gaming revenues and for an assessment of licensees equal to 2.5% of online gross gaming revenues in lieu of an IAT equal to 5.0% of online gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

In order to address the shrinking property tax base caused by reduced valuations and the closures of four Atlantic City casinos in 2014, city and state officials continue to discuss potential legislation involving a Payment In Lieu of Taxes (“Pilot”) program which may include, among other things, the redirection of certain casino IAT collections to municipal debt payments. Currently, the CRDA utilizes these IAT funds for development projects in Atlantic City.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

Our CRDA obligations for the years ended December 31, 2015, 2014 and 2013 were $9.8 million, $9.1 million and $7.8 million, respectively. Due to management’s assessment of deposits committed to existing agreements and the uncertainty of the ultimate recoverability of deposits that are available and uncommitted, valuation provisions of $11.8 million, $2.4 million and $2.2 million were recorded during the years ended December 31, 2015, 2014 and 2013, respectively, in addition to an impairment charge of $5.0 million recognized in the year ended December 31, 2013 as a result of a May 2013 agreement with the CRDA that included a 50% donation and a 50% refund of $45.1 million of then-available deposits. A reserve adjustment of $8.6 million is included in the $11.8 million valuation provision recorded in the year ended December 31, 2015 which is related to the increase of our existing one-third valuation reserve on available and uncommitted deposits to a valuation reserve of 100%. As a result, our deposits with the CRDA, net of valuation reserves, were $6.9 million and $9.2 million as of December 31, 2015 and 2014, respectively, and are included in other assets, net, on our consolidated balance sheets. There were no impairments related to our CRDA investments in the years ended December 31, 2015 and 2014.

Atlantic City Tourism District
As part of the State of New Jersey's plan to revitalize Atlantic City, a new law was enacted in February 2011 requiring that a tourism district (the "Tourism District") be created and managed by the CRDA. The Tourism District has been established to include each of the Atlantic City casino properties along with certain other tourism related areas of Atlantic City. The law requires that a public-private partnership be created between the CRDA and a private entity that represents existing and future casino licensees. The private entity, known as The Atlantic City Alliance (the "ACA"), has been established in the form of a not-for-profit limited liability company, of which MDDC is a member. The public-private partnership between the ACA and CRDA shall be for an initial term of five years and its general purpose shall be to revitalize the Tourism District. The law requires that a $5 million contribution be made to this effort by all casinos prior to 2012 followed by an annual amount of $30 million to be contributed quarterly by the casinos commencing January 1, 2012 for a term of five years. Each casino's share of the quarterly contributions will equate to a percentage representing its gross gaming revenue for each corresponding period compared to the aggregate gross gaming revenues for that period for all casinos. As a result, we will expense our pro rata share of the $155 million as incurred.

During the years ended December 31, 2015, 2014 and 2013, we incurred expenses of $8.6 million, $7.4 million and $6.5 million, respectively, for our pro rata share of the contributions to the ACA.

Leases
As of December 31, 2015, MDDC owns approximately 26 acres of land and all improvements thereon with respect to that portion of the property consisting of the Borgata hotel. In addition, MDDC, as lessee, entered into a series of ground leases for a total of approximately 20 acres of land on which our existing employee parking garage, public space expansion, rooms expansion, and modified surface parking lot reside, as well as, an undeveloped parcel. All of these parcels were originally leased from MAC. Following the 2010 sale of several of the leased parcels by MAC to a third party, now only the surface parking lease is with MAC. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party effective on the last day of the month that is three months after notice is given. The leases consist of:

•
Lease and Option Agreement, dated as of January 16, 2002, as amended by the Modification of Lease and Option Agreement, dated as of August 20, 2004, and the Second Modification of Employee Parking Structure Lease and Option Agreement, dated March 23, 2010, for approximately 2 acres of land underlying the parking garage (the "Parking Structure Ground Lease");

•
Expansion Ground Lease, dated as of January 1, 2005, as amended by the Modification of Expansion Ground Lease, dated March 23, 2010, for approximately 4 acres of land underlying the Public Space Expansion (the "Public Space Expansion Ground Lease");

•
Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated as of January 1, 2005, as amended by the Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated February 20, 2010, and the Second Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated March 23, 2010, for approximately 2 acres of land underlying the Rooms Expansion and 3 acres of land underlying a parking structure each (the "Rooms Expansion Ground Lease");

•
Surface Lot Ground Lease, dated as of August 20, 2004, as amended by a letter agreement, dated April 10, 2009, a letter agreement dated September 21, 2009, the Modification of Surface Lot Ground Lease, dated March 23, 2010, and the Amendment to the Surface Lot Ground Lease dated November 7, 2013, for approximately 8 acres of land consisting of the surface parking lot (collectively, the "Surface Parking Lot Ground Lease"); and

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

•
The Ground Lease Agreement, dated as of March 23, 2010, for approximately 1 acre of then undeveloped land. On January 27, 2016, we announced plans to build an outdoor pool and entertainment complex on the existing festival park area. Construction is expected to be completed in early summer 2016.

MDDC owns all improvements made on the leased lands during the term of each ground lease. Upon expiration of such term, ownership of such improvements reverts back to the landlord. Total rent incurred under the ground leases was $6.3 million for the year ended December 31, 2015, and $6.1 million for each of the years ended December 31, 2014 and 2013. In addition, MDDC is responsible for all property taxes assessed on the leased properties. Total property taxes incurred for ground lease agreements were $8.7 million, $9.2 million and $18.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

If during the term of the Parking Structure Ground Lease, the Rooms Expansion Ground Lease, the Public Space Expansion Ground Lease or the Ground Lease Agreement, the third party landlord ("Landlord") or any person associated with the Landlord is found by the NJCCC to be unsuitable to be associated with a casino enterprise and such person is not removed from such association in a manner acceptable to the NJCCC, then MDDC may, upon written notice to the Landlord, elect to purchase the leased land for the appraised value as determined under the terms of such ground leases, unless the Landlord elects, upon receipt of such notice, to sell the land to a third party, subject to the ground leases. If the Landlord elects to sell the land to a third party but is unable to do so within one year, then the Landlord must sell the land to MDDC for the appraised value.

In addition, MDDC has an option to purchase the land leased under the Parking Structure Ground Lease at any time during the term of that lease so long as it is not in default thereunder, at fair market value as determined in accordance with the terms of the Parking Structure Ground Lease. In the event that the land underlying the Surface Parking Lot Ground Lease is sold to a third party, MDDC has the option to build a parking garage, if necessary, to replace the lost parking spaces on the land underlying the Ground Lease Agreement.

Pursuant to the Operating Agreement, MAC is responsible for its allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were $0.1 million, $0.2 million and $0.3 million at December 31, 2015, 2014 and 2013, respectively. Reimbursable expenditures incurred were $0.6 million for the year ended December 31, 2015, and $0.7 million for each of the years ended December 31, 2014 and 2013.

Future Minimum Lease Payments and Rental Income
Future minimum lease payments required under noncancelable operating leases (principally for land, see above and Note 10, Related Party Transactions) as of December 31, 2015 are as follows:

For the Year Ending December 31,	(In thousands)
2016	$8,097
2017	6,722
2018	6,567
2019	6,275
2020	6,275
Thereafter	313,734
Total	$347,670

For the years ended December 31, 2015, 2014 and 2013, total rent expense was $17.9 million, $15.9 million and $14.7 million, respectively, which were included in selling, general and administrative accounts in the consolidated statements of operations.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

Future minimum rental income, which is primarily related to retail and restaurant facilities located within our property, as of December 31, 2015 is as follows:

For the Year Ending December 31,	(In thousands)
2016	$2,011
2017	2,044
2018	2,044
2019	2,044
2020	2,044
Thereafter	8,222
Total	$18,409

For the years ended December 31, 2015, 2014 and 2013, total rent income was $3.1 million, $2.7 million and $3.1 million, respectively, which is recorded as other revenue in the consolidated statements of operations.

Contingencies
Borgata Property Taxes
We have filed tax appeal complaints, in connection with our property tax assessments for tax years 2009 through 2015, in New Jersey Tax Court ("Tax Court"). The trial for tax years 2009 and 2010 was held during the second quarter of 2013 and a decision was issued on October 18, 2013. The assessor valued our real property at approximately $2.3 billion. The Tax Court found in our favor and reduced our real property valuation to $880 million and $870 million for tax years 2009 and 2010, respectively. The City of Atlantic City (the "City") filed an appeal in the New Jersey Superior Court - Appellate Division ("Appellate Court") in November 2013. The Appellate Court hearing took place on June 1, 2015 and the Appellate Court issued a unanimous decision, affirming the Tax Court ruling, on July 6, 2015. The City appealed the decision to the New Jersey Supreme Court on July 24, 2015 and the Supreme Court denied the City’s appeal on October 20, 2015. As such, the 2009 and 2010 Tax Court judgment is final. The City was statutorily required to pay the refund by December 21, 2015 and did not pay any of the balance due. In response, on December 28, 2015, we filed a motion in Superior Court, compelling the City to pay the refund through a mandamus action. In a hearing on February 5, 2016, the Superior Court judge granted our motion to compel but restrained us from levying upon City assets for 45 days in order to give the parties time to resolve the matter. If the issue is not resolved in 45 days, we will proceed with the mandamus action. Additionally, the judge confirmed that we were within our statutory rights to apply the refund as a credit against future property tax obligations. Based on such confirmation, we notified the City tax collector that we were applying$7.3 million of the 2009 and 2010 refund as a credit against our 2016 first quarter property tax installment obligation; and recorded $7.3 million as a recovery of previously paid property taxes against our 2016 first quarter property tax expense. We have paid our property tax obligations consistent with the assessor’s valuation and based on the Tax Court’s decision, we estimate the 2009 and 2010 property tax refunds and related statutory interest will be approximately $48.9 million and $13.4 million, respectively. However, due to the uncertainty surrounding the City’s ability to pay the judgment, we will not record any recovery of previously paid property taxes until payment is received, the City has obtained dedicated sources of funding in an amount sufficient to pay the judgment or the refund is applied against a future property tax installment obligation.

On June 5, 2014, we entered into a settlement agreement with the City. The agreement resolved the tax appeal complaints we filed in connection with property tax assessments for tax years 2011 through 2014. Under the terms of the agreement, we were entitled to receive a tax refund of $88.25 million for tax years 2011 through 2013, as well as a tax credit of approximately $19.3 million for tax year 2014, resulting from a reduced property tax valuation relative to 2013. Additionally, the City agreed to a defined property tax valuation for tax years 2014 and 2015. In exchange, we agreed to relinquish our right to further contest the property tax assessments for tax years 2011 through 2015, contingent upon the City fulfilling its obligations under the agreement. We filed a protective appeal in Tax Court on our 2015 property tax valuation on March 20, 2015. Per the terms of the agreement, the City intended to fulfill its obligation to pay the refund to us through a bond issuance. The ordinance to issue the bonds was approved by applicable state and local agencies in September 2014. The City did not issue the bonds in 2014 so, per the terms of the agreement, the City began refunding $150,000 per month, beginning in February 2015, and we recognized a recovery of previously paid property taxes of $1.2 million in the year ended December 1, 2015. We terminated the agreement on November 19, 2015. Concurrent with the termination, we filed a motion in Tax Court to apply the 2010 adjudicated value, under the Freeze Act, to our 2011 and 2012 valuation and compel a trial on the 2013 appeal. On December 4, 2015 a Superior Court judge granted the City a temporary restraining order to prevent us from reinstituting our 2011 through 2013 appeal and apply the Freeze Act for 2011 and 2012. The restraining order was subsequently lifted on our ability to reinstate the appeal but a hearing was scheduled on January 19, 2016 to

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

present oral argument on the Freeze Act restraint. No decision has been issued on the Freeze Act restraint. Separately, in Tax Court, a trial date of June 13, 2016 was scheduled for the 2011 through 2013 appeal. We cannot be certain as to the ultimate resolution of the reinstituted Tax Court appeal for the 2011 through 2013 years. Due to the uncertainty surrounding the ultimate resolution of the 2011 through 2013 appeal, we will not record any recovery of previously paid property taxes until a final, non-appealable decision has been rendered; and if the decision is favorable, the City has obtained dedicated sources of funding in an amount sufficient to pay such refund.

Legal Matters
We are subject to various claims and litigation in the ordinary course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material impact on our financial position, results of operations or cash flows.

NOTE 7.    FAIR VALUE MEASUREMENTS
The authoritative accounting guidance for fair value measurements defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These inputs create the following fair value hierarchy:

•	Level 1: Quoted prices for identical instruments in active markets.

•
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As required by the guidance for fair value measurements, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

Balances Measured at Fair Value
The following tables show the fair values of certain of our financial instruments:

	December 31, 2015
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$44,134	$44,134	$—	$—
Restricted cash	6,510	6,510	—	—
CRDA investments, net	6,867	—	—	6,867

	December 31, 2014
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$36,054	$36,054	$—	$—
Restricted Cash	5,676	5,676	—	—
CRDA investments, net	9,158	—	—	9,158

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

The fair value of our cash and cash equivalents and restricted cash, classified in the fair value hierarchy as Level 1, is based on statements received from our banks at December 31, 2015 and December 31, 2014. The fair value of our CRDA deposits, classified in the fair value hierarchy as Level 3, is based on estimates of the realizable value applied to the balances on statements received from the CRDA at December 31, 2015 and December 31, 2014.

The following table summarizes the changes in fair value of the Company's Level 3 assets:

	Year Ended December 31,
(In thousands)	2015	2014
Balance at January 1,	$9,158	$4,613
Deposits	9,532	7,239
Included in earnings	(11,823)	(2,378)
Settlements	—	(316)
Ending balance at December 31,	$6,867	$9,158

Balances Disclosed at Fair Value
The following tables present the fair value measurement information about our long-term debt:

	December 31, 2015
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
(In thousands)
Revolving Credit Facility	$37,700	$37,700	$37,700	Level 2
2018 Term Loan	240,900	238,899	240,298	Level 2
2023 Term Loan	418,950	412,026	417,532	Level 3
Total debt	$697,550	$688,625	$695,530

	December 31, 2014
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
(In thousands)
Revolving Credit Facility	$13,700	$13,700	$13,700	Level 2
2018 Term Loan	347,700	344,999	340,746	Level 2
9.875% Senior Secured Notes due 2018	393,500	386,620	412,191	Level 1
Total debt	$754,900	$745,319	$766,637

The estimated fair value of our Revolving Credit Facility at December 31, 2015 and 2014 approximates its carrying value due to the short-term nature and variable repricing of the underlying Eurodollar loans comprising our Revolving Credit Facility. The estimated fair value of our 2018 Term Loan is based on a relative value analysis performed on or about December 31, 2015 and December 31, 2014. The estimated fair value of our 2023 Term Loan is based on debt that is not traded and does not have an observable market input; therefore, we have estimated its fair value as of December 31, 2015, based on a discounted cash flow approach, after giving consideration to the changes in market rates of interest, creditworthiness and credit spreads. The estimated fair value of our senior secured notes is based on quoted market prices as of December 31, 2014.

There were no transfers between Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2015 and 2014.

NOTE 8.    EMPLOYEE BENEFIT PLANS
We contribute to multi-employer pension defined benefit plans under terms of collective-bargaining agreements that cover our union-represented employees. These unions cover certain of our culinary, hotel and other trade workers. We are obligated to make defined contributions under these plans.

The significant risks of participating in multiemployer plans include, but are not limited to, the following:

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

•
We may elect to stop participating in our multi-employer plans. As a result of such election, we may be required to pay a withdrawal liability based on the underfunded status of the plan, as applicable. Our ability to fund such payments would be based on the results of our operations and subject to the risk factors that impact our business. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and it could affect our ability to meet our obligations to the multiemployer plan.

•	We may contribute assets to the multi-employer plan for the benefit of our covered employees that are used to provide benefits to employees of other participating employers.

•	We may be required to fund additional amounts if other participating employers stop contributing to the multiemployer plan.

Contributions, based on wages paid to covered employees, totaled $8.8 million, $7.9 million and $7.3 million during the years ended December 31, 2015, 2014 and 2013, respectively. These aggregate contributions were not individually significant to any of the respective plans. There were no significant changes that would affect the comparability of our employer contributions during the years ended December 31, 2015, 2014 and 2013. Our estimated share of unfunded vested liabilities related to certain multi-employer pension plans is approximately $208.0 million as of January 1, 2015.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $1.4 million, $1.3 million and $1.4 million during the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 9.    RELATED PARTY TRANSACTIONS
We engage in transactions with BAC and MAC in the ordinary course of business. Related party balances are non-interest bearing and are included in accounts receivable or accrued liabilities, as applicable, on the consolidated balance sheets.

Pursuant to our Bank Credit Facility, we are permitted to make tax distributions to the owners of our Member, relative to any period, equal to our pre-tax income, multiplied by the highest effective corporate tax rate (including federal and state taxes imposed on income) applicable to us. During the year ended December 31, 2015, we made tax distributions to BAC and MAC in the amount of $14.1 million each, for a total of $28.2 million. There were no tax distributions during the years ended December 31, 2014 and December 31, 2013.

Surface Lot Ground Lease
We entered into a ground lease agreement with MAC for approximately 8 acres that provides the land on which our surface parking lot resides. The lease is on a month-to-month term and may be terminated by either party effective on the last day of the month that is three months after notice is given. Pursuant to the surface lot ground lease agreement, our lease payment is comprised of a de minimus monthly payment to the landlord and the property taxes, which are paid directly to the taxing authority. Property taxes incurred for the surface lot ground lease agreement were $0.9 million, $1.0 million, and $3.2 million for the years ended December 31, 2015, 2014 and 2013, respectively, which was included in selling, general and administrative on the consolidated statements of operations.

Compensation of Certain Employees
We reimburse BAC for out-of-pocket costs and expenses incurred related to employee travel and certain advertising expenses. In previous years, BAC was also reimbursed for compensation paid to employees performing services for us and for various payments made on our behalf, primarily related to third-party insurance premiums and certain financing fees. The related amounts due to BAC for these types of expenditures paid by BAC were $0.1 million at December 31, 2014. Reimbursable expenses, with the exception of deferred financing fees, are included in selling, general and administrative on the consolidated statements of operations. Reimbursable expenditures were $2.9 million and $7.7 million for the years ended December 31, 2014 and 2013, respectively. There were no such reimbursable expenses for the year ended December 31, 2015.

NOTE 10.     SUBSEQUENT EVENTS
On February 5, 2016, we realized the benefit of $7.3 million of the amount owed to us by the City as a result of our appeal of our 2009 and 2010 property taxes by offsetting this amount against 2016 property taxes due to the City on that date.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued
as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013
______________________________________________________________________________________________________

We have evaluated all events or transactions that occurred after December 31, 2015. During this period, we did not identify any other subsequent events, the effects of which would require disclosure or adjustment to our financial position or results of operations as of and for the year ended December 31, 2015.